Exhibit 99.27(b)

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND NINE-MONTH
PERIODS ENDED NOVEMBER 30, 2014

Virginia Mines Inc.
Condensed Interim Consolidated Balance Sheet (unaudited)

(expressed in Canadian dollars)

	As at	As at
	November 30,	February 28,
	2014	2014
	$	$
Assets
Current assets
Cash	30,828,016	8,750,235
Short-term investments	36,175,150	36,540,357
Tax credits for mining exploration and commodity taxes receivable	4,174,293	2,736,163
Other amounts receivable	106,471	39,888
Prepaid expenses	275,998	312,556
	71,559,928	48,379,199

Non-current assets
Mining properties (note 5)	66,297,517	63,104,594
Royalty interests in mining properties (note 6)	1,124,588	425,763
Property, plant and equipment	604,175	658,063
Deferred tax assets	3,383,534	2,311,534
	142,969,742	114,879,153

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)	3,501,773	3,546,026
Current portion of deferred lease inducements	9,404	9,404
Current portion of deferred royalties	5,115,830	2,860,000
	8,627,007	6,415,430

Non-current liabilities
Deferred lease inducements	84,637	91,690
Deferred tax liabilities	5,237,595	5,237,595
Deferred royalties	-	2,270,660
Liability related to share exchange rights	3,169,353	3,041,640
	8,491,585	10,641,585

Shareholders' Equity
Share capital (note 8)	170,107,395	136,061,154
Stock options (note 9)	8,076,742	6,692,514
Contributed surplus	505,461	492,005
Deficit	(57,038,205)	(50,932,453)
Accumulated other comprehensive income	2,068,684	3,360,802
	123,720,077	95,674,022
Non-controlling interest	2,131,073	2,148,116
	125,851,150	97,822,138
	142,969,742	114,879,153

Commitments (note 15)

Subsequent event (note 16)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

(signed) André Gaumond, Director	(signed) André Lemire, Director

(1)

Virginia Mines Inc.
Condensed Interim Consolidated Statements of Loss (unaudited)

(expressed in Canadian dollars)

	Three-Month Periods		Nine-Month Periods
	Ended November 30,		Ended November 30,
	2014	2013	2014	2013
	$	$	$	$
Expenses
Salaries	299,178	332,363	866,204	846,323
Professional and maintenance fees	430,942	160,029	700,353	411,476
General administrative expenses (note 11)	161,519	204,143	510,354	580,436
Stock-based compensation	-	-	2,100,614	-
Interest expense on liability related to share exchange rights	45,732	-	127,713	-
Depreciation of property, plant and equipment	26,016	25,530	76,693	75,549
General exploration costs (note 12)	194,397	212,816	579,994	822,216
Cost of mining properties abandoned or written off	1,782,510	234,299	2,701,477	2,171,565
	2,940,294	1,169,180	7,663,402	4,907,565

Other income (expenses)
Royalty income	14,830	-	14,830	-
Dividends	67,502	62,653	208,003	183,432
Interest	167,996	166,294	511,478	569,841
Fees invoiced to partners	44,720	10,843	65,988	161,738
Gain on sale of mining properties (note 5)	-	-	40,279	-
Gain on sale of available-for-sale investments	3,234	12,845	64,262	166,581
Gain (loss) on investments held for trading	(331,415)	174,294	(580,179)	437,450
Loss on acquisition of available-for-sale investments	-	-	(170,666)	-
Loss on investments designated as held for trading	-	-	-	(1,755)
Other than temporary write-down on available-for-sale investments	(117,506)	-	(117,506)	(341,750)
	(150,639)	426,929	36,489	1,175,537

Loss before income taxes	(3,090,933)	(742,251)	(7,626,913)	(3,732,028)
Deferred tax recovery	588,286	562,028	1,504,298	2,119,696
Net loss	(2,502,647)	(180,223)	(6,122,615)	(1,612,332)

Net loss for the period attributable to:
Shareholders of the parent	(2,498,121)	(180,223)	(6,105,752)	(1,612,332)
Non-controlling interest	(4,526)	-	(16,863)	-

Per share (note 10)

Basic and diluted net loss	(0.074)	(0.005)	(0.182)	(0.049)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(2)

Virginia Mines Inc.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss) (unaudited)

(expressed in Canadian dollars)

	Three-Month Periods		Nine-Month Periods
	Ended November 30,		Ended November 30,
	2014	2013	2014	2013
	$	$	$	$
Net loss	(2,502,647)	(180,223)	(6,122,615)	(1,612,332)

Other comprehensive income (loss)
Items that may be reclassified subsequently to net loss
Unrealized gain (loss) on available-for-sale investments, net of related income tax recovery of $224,433 and $203,802 (income tax expense of $94,128 and $114,499 in 2013)	(1,444,223)	605,705	(1,311,446)	736,798
Reclassification of other-than-temporary declines in value on available-for-sale investments, net of income taxes of $11,619 ($46,866 in 2013)	74,767	-	74,767	301,580
Reclassification of gains on available-for-sale investments realized upon sale, net of income tax expense of $436 and $8,643 ($1,728 and $22,405 in 2013)	(2,798)	(11,116)	(55,619)	(144,175)
	(1,372,254)	594,589	(1,292,298)	894,203

Comprehensive income (loss)	(3,874,901)	414,366	(7,414,913)	(718,129)

Comprehensive income (loss) for the period attributable to:
Shareholders of the parent	(3,870,629)	414,366	(7,397,870)	(718,129)
Non-controlling interest	(4,272)	-	(17,043)	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(3)

Virginia Mines Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (unaudited)

(expressed in Canadian dollars)

					Accumulated
					other
			Contributed		comprehensive		Non-controlling
	Share capital	Stock options	surplus	Deficit	income	Total	interest	Total
	$	$	$	$	$	$	$	$

Balance as at March 1, 2014	136,061,154	6,692,514	492,005	(50,932,453)	3,360,802	95,674,022	2,148,116	97,822,138
Net loss	-	-	-	(6,105,752)	-	(6,105,752)	(16,863)	(6,122,615)
Unrealized loss on available-for-sale investments, net of related income taxes	-	-	-	-	(1,310,916)	(1,310,916)	(530)	(1,311,446)
Reclassification of other-than-temporary declines in value on available-for-sale investments, net of related income taxes	-	-	-	-	74,767	74,767	-	74,767
Reclassification of loss (gain) on available- for-sale investments realized upon sale, net of related income taxes	-	-	-	-	(55,969)	(55,969)	350	(55,619)
Comprehensive loss for the period	-	-	-	(6,105,752)	(1,292,118)	(7,397,870)	(17,043)	(7,414,913)

Stock-based compensation	-	2,100,614	-	-	-	2,100,614	-	2,100,614
Stock options exercised	1,943,732	(702,930)	-	-	-	1,240,802	-	1,240,802
Stock options cancelled	-	(13,456)	13,456	-	-	-	-	-
Issuance of shares for acquisition of mining property	198,000	-	-	-	-	198,000	-	198,000
Issuance of shares for cash consideration	32,844,192	-	-	-	-	32,844,192	-	32,844,192
Issuance of shares for interest in mining property	684,804	-	-	-	-	684,804	-	684,804
Share issue expenses	(1,624,487)	-	-	-	-	(1,624,487)	-	(1,624,487)
Balance as at November 30, 2014	170,107,395	8,076,742	505,461	(57,038,205)	2,068,684	123,720,077	2,131,073	125,851,150

					Accumulated
					other
			Contributed		comprehensive
	Share capital	Stock options	surplus	Deficit	income	Total
	$	$	$	$	$	$

Balance as at March 1, 2013	130,396,873	7,523,608	480,819	(48,039,245)	1,529,540	91,891,595
Net loss	-	-	-	(1,612,332)	-	(1,612,332)
Unrealized gain on available-for-sale investments, net of related income taxes	-	-	-	-	736,798	736,798
Reclassification of other-than-temporary declines in value on available-for-sale investments, net of related income taxes	-	-	-	-	301,580	301,580
Reclassification of gains on available-for- sale investments realized upon sale, net of related income taxes	-	-	-	-	(144,175)	(144,175)
Comprehensive loss for the period	-	-	-	(1,612,332)	894,203	(718,129)

Stock options exercised	1,260,093	(442,953)	-	-	-	817,140
Stock options cancelled	-	(11,186)	11,186	-	-	-
Issuance of shares for cash consideration	3,284,820	-	-	-	-	3,284,820
Issuance of shares for acquisition of royalty interest in mining property	192,400	-	-	-	-	192,400
Share issue expenses	(175,872)	-	-	-	-	(175,872)

Balance as at November 30, 2013	134,958,314	7,069,469	492,005	(49,651,577)	2,423,743	95,291,954

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(4)

Virginia Mines Inc.
Condensed Interim Consolidated Statements of Cash Flows (unaudited)

(expressed in Canadian dollars)

	Three-Month Periods		Nine-Month Periods
	Ended November 30,		Ended November 30,
	2014	2013	2014	2013
	$	$	$	$
Cash flows used in operating activities
Net loss	(2,502,647)	(180,223)	(6,122,615)	(1,612,332)
Adjustments for :
Deferred tax recovery	(588,286)	(562,028)	(1,504,298)	(2,119,696)
Other than temporary write-down on available-for-sale investments	117,506	-	117,506	341,750
Loss on investments designated as held for trading	-	-	-	1,755
Loss on acquisition of available-for-sale investments	-	-	170,666	-
Loss (gain) on investments held for trading	331,415	(174,294)	580,179	(437,450)
Gain on sale of available-for-sale investments	(3,234)	(12,845)	(64,262)	(166,581)
Gain on sale of mining properties	-	-	(40,279)	-
Cost of mining properties abandoned or written off	1,782,510	234,299	2,701,477	2,171,565
Depreciation of property, plant and equipment	26,016	25,530	76,693	75,549
Interest expense on liability related to share exchange rights	45,732	-	127,713	-
Stock-based compensation	-	-	2,100,614	-
Amortization of deferred lease inducements	(2,351)	(2,351)	(7,053)	(7,053)
	(793,339)	(671,912)	(1,863,659)	(1,752,493)

Variation in deferred royalties	(14,830)	-	(14,830)	305,360
Changes in items of working capital
Tax credits for mining exploration and commodity taxes receivable	(5,633)	121,247	100,574	404,026
Other amounts receivable	120,920	829,617	(59,088)	92,618
Prepaid expenses	34,910	(36,154)	36,558	(202,866)
Accounts payable and accrued liabilities	(648,856)	738,858	(998,227)	40,474
	(498,659)	1,653,568	(920,183)	334,252
	(1,306,828)	981,656	(2,798,672)	(1,112,881)

Cash flows from financing activities
Issuance of common shares, net of share issue expenses	26,418,904	415,290	35,412,373	6,415,097

Cash flows from (used in) investing activities
Acquisition of short-term investments	(649,705)	(195,422)	(18,131,148)	(12,020,515)
Disposition of short-term investments	5,196,264	2,134,794	16,238,074	12,503,165
Acquisition of mining properties and capitalized exploration costs	(2,545,114)	(1,930,298)	(8,781,369)	(7,278,456)
Change in credit on duties refundable for loss	-	128,173	175,349	128,173
Acquisition of property, plant and equipment	-	(5,395)	(22,805)	(51,897)
Acquisition of royalty interest in mining property	-	-	(14,021)	-
Option payments received	-	-	-	40,000
	2,001,445	131,852	(10,535,920)	(6,679,530)

Net change in cash	27,113,521	1,528,798	22,077,781	(1,377,314)
Cash - Beginning of period	3,714,495	1,151,396	8,750,235	4,057,508
Cash - End of period	30,828,016	2,680,194	30,828,016	2,680,194

Interest received	212,557	209,106	548,139	633,436
Dividends received	67,502	62,653	208,003	183,432

Supplemental information (note 14)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(5)

Virginia Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
For the three-month and nine-month periods ended November 30, 2014 and 2013

(expressed in Canadian dollars)

1	General information

Virginia Mines Inc. (the "Company"), incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to continue the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The address of its registered office is 300 St-Paul st., Suite 200, Quebec City, Quebec, Canada.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of condensed interim consolidated financial statements, including IAS 34, Interim Financial Reporting, and using the same accounting policies and methods of computation as our most recent annual consolidated financial statements, except for the changes in accounting policies presented in note 4. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended February 28, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements were approved by the Board of Directors for issue on January 13, 2015.

3	Business combination with Osisko

On November 16, 2014, the Company entered into an arrangement agreement (the "Arrangement Agreement") with Osisko Gold Royalties Ltd ("Osisko") and 9081798 Canada Inc., a wholly-owned subsidiary of Osisko, whereby, subject to the terms and conditions of the Arrangement Agreement, Osisko will acquire all of the outstanding common shares in the capital of the Company. In addition, all of the outstanding options to acquire Company shares, to the extent they have not been exercised, will be exchanged for options to acquire Osisko shares pursuant to a plan of arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act.

Under the terms of the Arrangement, the Company's shareholders (other than the Osisko and Company's shareholders validly exercising dissent rights) will receive 0.92 of a common share of Osisko in exchange for each Company share held. Optionholders of the Company not exercising their Company options prior to the effective time of the Arrangement will receive replacement Osisko options, entitling the holder thereof to acquire 0.92 of an Osisko share for each Company share the holder would have otherwise been entitled to acquire. Additionally, under the terms of the Arrangement, the exchange rights agreement dated January 31, 2014 between the Company and the other holders of Class "A" shares in the capital of Coulon Mines Inc. ( the "Coulon shares") will be amended to enable the holders of Coulon shares to exercise their exchange rights thereunder to acquire Osisko shares in exchange for their Coulon shares.

The Arrangement consideration represents consideration to the Company's shareholders of $14.19 per Company share based on the pre-announcement closing price of Osisko shares of $15.42 per Osisko share on the Toronto Stock Exchange as at November 14, 2014. This value implies a 41% premium to the pre-announcement closing price of Company shares on November 14, 2014, and a 27% premium to the Company based on the 30-day volume weighted average price of both companies ending November 14, 2014.

At the special meeting ("Company Meeting") of the shareholders, the Company's shareholders will be asked to consider and, if deemed advisable, pass a special resolution approving the arrangement. To be effective, the Arrangement resolution must be passed at the Company Meeting by at least 66⅔% of the votes cast on the Arrangement resolution by the Company's shareholders present in person or represented by proxy at the Company Meeting. Each of the directors and senior officers of the Company and certain other Company's shareholders have entered into voting agreements with Osisko agreeing to support and vote their Company shares in favour of the Arrangement resolution, subject to certain exceptions.

(6)

Virginia Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
For the three-month and nine-month periods ended November 30, 2014 and 2013

(expressed in Canadian dollars)

Transaction costs for the business combination are estimated at $2,800,000. As at November 30, 2014, transaction costs of approximately $400,000 were accounted in the statement of loss under caption Professional and maintenance fees. Most of the remaining costs are contingent on the completion of the arrangement with Osisko.

The transaction with the Company is expected to be accounted for as a business combination with Osisko as the acquirer of the Company.

Completion of the Arrangement is subject to the satisfaction of a number of conditions, including regulatory approvals, court approval and obtaining the Osisko and Company shareholders’ approval. There can be no assurance that the Arrangement will be completed as proposed or at all.

4	Changes in accounting policies

Adopted in 2015

The following new standard is effective for the first time for interim periods beginning on or after March 1, 2014 and has been applied in preparing these condensed interim consolidated financial statements. The accounting policy has been applied consistently by the subsidiary of the Company.

IFRIC 21, Levies (“IFRIC 21”)

In May 2013, the IASB issued International Financial Reporting Interpretations Committee ("IFRIC") 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs.

The adoption of this standard did not have an impact on the Company's condensed interim consolidated financial statements.

New accounting standard not yet adopted

IFRS 9, Financial Instruments

In October 2010, the IASB issued IFRS 9, Financial Instruments. This standard will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The mandatory effective date for IFRS 9, which is to be applied retrospectively, would be annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

(7)

Virginia Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
For the three-month and nine-month periods ended November 30, 2014 and 2013

(expressed in Canadian dollars)

5	Mining properties

Reconciliation of mining properties

		Acquisition cost
	Exploration	Mining
	costs	properties	Claims	Total
	$	$	$	$

Balance as at March 1, 2014	51,266,073	7,760,617	4,077,904	63,104,594

Costs incurred	7,028,421	207,125	379,054	7,614,600
Credit on duties refundable for loss and refundable tax credit for resources	(1,714,053)	-	-	(1,714,053)
Mining properties abandoned, written off or sold	(1,680,932)	(355,600)	(671,092)	(2,707,624)

Balance as at November 30, 2014	54,899,509	7,612,142	3,785,866	66,297,517

On March 6, 2014, the Company concluded a new acquisition agreement with Arianne Phosphate Inc. ("Arianne") on the Opinaca and Black Dog properties in James Bay, province of Quebec. As per the agreement, the Company acquires a 100% interest in both properties in consideration of the issuance to Arianne of 15,000 common shares of the Company. Ressources Vantex Ltée owns a 1.5% NSR on the Black Dog property.

On May 28, 2014, Anglo American Exploration (Canada) Ltd. ("AAEC") withdrew from the Baie Payne partnership. AAEC gave back its 59,98% interest in the Baie Payne project to the Company.

On July 7, 2014, the Company sold to Eastmain Resources Ltd. ("Eastmain") a 100% interest in the 3 claims of the 33B/04 property, in consideration of the issuance to the Company of 30,000 common shares of Eastmain. The gain of $8,546 arising from this transaction is presented in the financial statements under caption Gain on sale of mining properties.

On July 29, 2014, the Company sold to Donner Metals Ltd. ("Donner") a 100% interest in the 55 claims of the Preissac property, in consideration of the issuance to the Company of 588,235 common shares of Donner. The gain of $31,733 arising from this transaction is presented in the financial statements under caption Gain on sale of mining properties.

(8)

Virginia Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
For the three-month and nine-month periods ended November 30, 2014 and 2013

(expressed in Canadian dollars)

Detail of mining properties

					Mining
					properties
					abandoned,
					written off or
		Undivided	Balance as at	Costs	sold and related	Balance as at
	# Claims	interest	March 1, 2014	incurred	tax credits	November 30, 2014
		%	$	$	$	$
Anatacau	207
Acquisition costs		0	99,370	23,241	-	122,611
Exploration costs			1,819,852	396,921	-	2,216,773
			1,919,222	420,162	-	2,339,384

Ashuanipi	550
Acquisition costs		50	88,949	-	-	88,949
Exploration costs			1,563,678	30	-	1,563,708
			1,652,627	30	-	1,652,657

Baie Payne	309
Acquisition costs		100	605,545	16,419	(252,393)	369,571
Exploration costs			534,849	727	(217,337)	318,239
			1,140,394	17,146	(469,730)	687,810

Corvet Est	270
Acquisition costs		50	25,449	3,302	-	28,751
Exploration costs			334,332	30,318	-	364,650
			359,781	33,620	-	393,401

Coulon	498
Acquisition costs		89.8	3,773,668	12,656	-	3,786,324
Exploration costs			16,701,467	4,317,078	(1,714,053)	19,304,492
			20,475,135	4,329,734	(1,714,053)	23,090,816

Éléonore Régional	743
Acquisition costs		100	484,472	55,626	(95,284)	444,814
Exploration costs			2,666,214	539,599	(285,792)	2,920,021
			3,150,686	595,225	(381,076)	3,364,835

Lac Gayot	530
Acquisition costs		100	1,868,191	-	(70,431)	1,797,760
Exploration costs			661,846	-	(24,952)	636,894
			2,530,037	-	(95,383)	2,434,654

(forward)			31,227,882	5,395,917	(2,660,242)	33,963,557

(9)

Virginia Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
For the three-month and nine-month periods ended November 30, 2014 and 2013

(expressed in Canadian dollars)

					Mining
					properties
					abandoned,
					written off or
		Undivided	Balance as at	Costs	sold and related	Balance as at
	# Claims	interest	March 1, 2014	incurred	tax credits	November 30, 2014
		%	$	$	$	$

	(brought forward)		31,227,882	5,395,917	(2,660,242)	33,963,557

La Grande Sud	188
Acquisition costs		100	90,684	10,668	-	101,352
Exploration costs			1,592,180	58,682	-	1,650,862
			1,682,864	69,350	-	1,752,214

Lac Pau	802
Acquisition costs		100	168,973	25,086	(21,540)	172,519
Exploration costs			3,340,609	2,232	(10,000)	3,332,841
			3,509,582	27,318	(31,540)	3,505,360

Nichicun	298
Acquisition costs		100	104,243	4,519	-	108,762
Exploration costs			2,322,068	1,069	-	2,323,137
			2,426,311	5,588	-	2,431,899

Poste Lemoyne Ext.	524
Acquisition costs		100	1,304,667	7,493	(185,015)	1,127,145
Exploration costs			7,612,493	34,461	(50,000)	7,596,954
			8,917,160	41,954	(235,015)	8,724,099

Trieste	525
Acquisition costs		100	142,963	26,035	(62,529)	106,469
Exploration costs			1,555,145	1,876	(576,098)	980,923
			1,698,108	27,911	(638,627)	1,087,392

Wabamisk	840
Acquisition costs		100	806,257	49,926	(64,398)	791,785
Exploration costs			6,382,312	917,398	(60,000)	7,239,710
			7,188,569	967,324	(124,398)	8,031,495

Others
Acquisition costs			2,275,090	351,208	(275,102)	2,351,196
Exploration costs			4,179,028	728,030	(456,753)	4,450,305
			6,454,118	1,079,238	(731,855)	6,801,501

Total
Acquisition costs			11,838,521	586,179	(1,026,692)	11,398,008
Exploration costs			51,266,073	7,028,421	(3,394,985)	54,899,509
			63,104,594	7,614,600	(4,421,677)	66,297,517

All mining properties are located in the province of Quebec.

(10)

Virginia Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
For the three-month and nine-month periods ended November 30, 2014 and 2013

(expressed in Canadian dollars)

6	Royalty interests in mining properties

On April 7, 2014, the Company entered into an agreement with Alto Ventures Ltd. ("Alto") pursuant to which the Company acquires Alto's underlying 0.5% net smelter return royalty (NSR) in the Windfall and Alcane properties located in northern Quebec, covering most of the Windfall Lake gold project in consideration of the issuance to Alto of 57,692 common shares of the Company.

Reconciliation of royalty interests in mining properties

				Windfall and
	Éléonore	Eastmain	Northbelt	Alcane	Total
	$	$	$	$	$
Balance as at March 1, 2014	-	233,363	192,400	-	425,763
Acquisitions	-	-	-	698,825	698,825

Balance as at November 30, 2014	-	233,363	192,400	698,825	1,124,588

7	Accounts payable and accrued liabilities

	As at	As at
	November 30,	February 28,
	2014	2014
	$	$

Advances from partners	145,847	1,069,418
Trade	935,523	2,242,948
Premium related to flow-through shares	2,420,403	233,660
	3,501,773	3,546,026

8	Share capital

The share capital issued has varied as follows:

	Nine-Month Period		Year Ended
	Ended November 30, 2014		February 28, 2014
	Number	$	Number	$

Balance - beginning of period	33,111,454	136,061,154	32,506,633	130,396,873

Stock options exercised	235,300	1,943,732	249,450	2,313,082
Issuance of shares for acquisition of mining properties	15,000	198,000	3,571	49,851
Issuance of shares for acquisition of royalty interests in mining properties	57,692	684,804	20,000	192,400
Issuance of shares for a cash consideration (a)	2,377,917	32,844,192	331,800	3,284,820
Share issue expenses	-	(1,624,487)	-	(175,872)

Balance - end of period	35,797,363	170,107,395	33,111,454	136,061,154

(a) Detail of the issuance of shares:

On March 7, 2014, the Company closed a private placement of 353,334 flow-through common shares at a price of $24.00 per share for gross proceeds of $8,480,016. A premium of $3,417,659, net of issue expenses, was accounted for as a premium related to flow-through shares in accounts payable and accrued liabilities. Issue expenses of $556,339 related to this placement were incurred.

On November 26, 2014, the Company closed a private placement of 2,024,583 common shares at a price of $13.83 per share for gross proceeds of $27,999,983. Issue expenses of $1,882,089 related to this placement were incurred.

(11)

Virginia Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
For the three-month and nine-month periods ended November 30, 2014 and 2013

(expressed in Canadian dollars)

9	Stock options

The Company has established a stock option plan under which certain key employees, officers, directors and suppliers may be granted stock options of the Company. The number of stock options cannot exceed, at any time, 10% of the number of outstanding shares. Options vest immediately and are exercisable over a maximum period of ten years following the grant date. The stock option price is always higher than the last closing price on the day of grant at the Toronto Stock Exchange.

The following table presents the stock option activity since March 1, 2013 and summarizes information about stock options outstanding and exercisable as at November 30, 2014:

	Nine-Month Period		Year Ended
	Ended November 30, 2014		February 28, 2014
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Outstanding and exercisable - beginning of period	1,941,800	6.62	2,193,750	6.55
Granted	491,000	11.68	-	-
Exercised	(235,300)	5.27	(249,450)	5.99
Cancelled	(4,500)	12.81	(2,500)	9.18

Outstanding and exercisable - end of period	2,193,000	7.89	1,941,800	6.62

For the nine-month period ended November 30, 2014, the weighted average share price on the date of exercise of stock options was $12.26 ($11.18 for the year ended February 28, 2014).

The following table summarizes information about stock options outstanding and exercisable as at November 30, 2014:

Options outstanding and exercisable
				Weighted
		Weighted average		average
Range of exercise		remaining contractual		exercise
prices	Number	life		price
		(years)	$

$3.21 to $4.44	414,000	2.26		3.95
$5.22 to $7.68	718,250	4.21		6.48
$9.00 to $12.81	1,060,750	8.20		10.38

The fair value of stock options granted has been estimated using the Black & Scholes model with the following assumptions:

Nine-Month
Period Ended
November 30,
2014

Risk-free interest rate	1.53%
Expected volatility	34%
Dividend yield	Nil
Weighted average expected life	62 months
Weighted average fair value of options granted	$4.28
Weighted average fair value of share price at the date of the grant	$12.30

(12)

Virginia Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
For the three-month and nine-month periods ended November 30, 2014 and 2013

(expressed in Canadian dollars)

10	Earnings per share

For the three-month and nine-month periods ended November 30, 2014 and 2013, there was no difference between the basic and diluted loss per share since the stock options were anti-dilutive. Accordingly, the diluted loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

	Three-Month Periods		Nine-Month Periods
	Ended November 30,		Ended November 30,
	2014	2013	2014	2013

Basic weighted average number of shares outstanding	33,848,361	32,979,625	33,691,143	32,872,524
Stock options	781,887	769,999	836,798	720,462

Diluted weighted average number of shares outstanding	34,630,248	33,749,624	34,527,941	33,592,986

Items excluded from the calculation of diluted loss per share because the exercise price was greater than the average quoted value of the common shares Stock options	321,250	-	321,250	-

11	General administrative expenses

	Three-Month Periods		Nine-Month Periods
	Ended November 30,		Ended November 30,
	2014	2013	2014	2013
	$	$	$	$
Office rental	44,259	40,294	129,084	122,824
Administrative and professional services	(5,951)	(6,637)	(17,381)	(19,191)
Advertising and exhibitions	33,404	49,979	69,441	89,083
Travel expenses	29,111	32,766	66,641	76,773
Donations and sponsorships	875	14,500	42,075	39,455
Training and tuition	7,153	9,647	25,145	37,057
Insurance	11,579	12,142	34,320	38,110
Office expenses and other	41,089	51,452	161,029	196,325
	161,519	204,143	510,354	580,436

12	General exploration costs

	Three-Month Periods		Nine-Month Periods
	Ended November 30,		Ended November 30,
	2014	2013	2014	2013
	$	$	$	$
Salaries and fees	148,115	120,142	368,436	473,808
Transport	16,772	15,729	28,231	197,314
Field expenditures	29,510	76,945	183,327	151,094
	194,397	212,816	579,994	822,216

(13)

Virginia Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
For the three-month and nine-month periods ended November 30, 2014 and 2013

(expressed in Canadian dollars)

13	Financial instruments and fair value measurement

a) Financial instruments

The classification of financial instruments as at November 30, 2014 and February 28, 2014 is summarized as follows:

					As at November 30, 2014
					Carrying value	Fair value
				Financial
	At fair value			liabilities at
	through profit	Available-	Loans and	amortized
	or loss	for-sale	receivables	cost	Total	Total
	$	$	$	$	$	$
Financial assets
Cash	-	-	30,828,016	-	30,828,016	30,828,016
Short-term investments	221,127	35,954,023	-	-	36,175,150	36,175,150
Other amounts receivable	-	-	106,471	-	106,471	106,471
	221,127	35,954,023	30,934,487	-	67,109,637	67,109,637

Financial liabilities
Accounts payable and accrued liabilities	-	-	-	1,081,370	1,081,370	1,081,370
Liability related to share exchange rights	-	-	-	3,169,353	3,169,353	3,169,353
	-	-	-	4,250,723	4,250,723	4,250,723

										As at February 28, 2014
										Carrying value		Fair value
								Financial
		At fair value						liabilities at
		through profit		Available-		Loans and		amortized
		or loss		for-sale		receivables		cost		Total		Total
	$		$		$		$		$		$
Financial assets
Cash		-		-		8,750,235		-		8,750,235		8,750,235
Short-term investments		823,673		35,716,684		-		-		36,540,357		36,540,357
Other amounts receivable		-		-		39,888		-		39,888		39,888
		823,673		35,716,684		8,790,123		-		45,330,480		45,330,480

Financial liabilities
Accounts payable and accrued liabilities		-		-		-		3,312,366		3,312,366		3,312,366
Liability related to share exchange rights		-		-		-		3,041,640		3,041,640		3,041,640
		-		-		-		6,354,006		6,354,006		6,354,006

The Company's financial assets at fair value through profit or loss comprise warrants. The available-for-sale assets comprise bonds and investments in public companies (shares).

Cash, other amounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

(14)

Virginia Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
For the three-month and nine-month periods ended November 30, 2014 and 2013

(expressed in Canadian dollars)

b) Fair value measurement

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1	–	valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2	–

valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	–	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

As at November 30, 2014, the classification of the Company's financial instruments, recorded at fair value on a recurring basis, was as follows:

	As at November 30, 2014
	Level 1	Level 2	Level 3
	$	$	$
Financial assets
Shares	6,628,937	163,929	-
Bonds	-	29,161,157	-
Warrants	-	221,127	-
Total	6,628,937	29,546,213	-

		As at February 28, 2014
		Level 1		Level 2		Level 3
	$		$		$
Financial assets
Shares		7,806,994		277,584		-
Bonds		-		27,632,106		-
Warrants		-		823,673		-
Total		7,806,994		28,733,363		-

On May 31, 2014, on August 31, 2014 and on November 30, 2014, the Company transferred, from level 2 to level 1 amounts of $247,222, $91,667 and $47,776 respectively, of common shares that were no longer on a sale period restriction.

(15)

Virginia Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
For the three-month and nine-month periods ended November 30, 2014 and 2013

(expressed in Canadian dollars)

The valuation techniques that are used to measure fair value are as follows:

The fair value of shares is established using the bid price on the most beneficial active market for these instruments that is readily available to the Company. When a bid price is not available, the Company uses the closing price of the most recent transaction on such instrument. If the instrument is on a sale period restriction, the fair value is discounted and the instrument is classified in level 2.

The fair value of warrants is established through the use of the Black & Scholes pricing model, which uses share price inputs and volatility measurements. If the instrument is on a sale period restriction, the fair value is discounted.

The fair value of bonds is valued at bid price using independent pricing services or dealer prices.

Other information

As at November 30, 2014, gross unrealized losses on available-for-sale securities totalled $227,745 ($165,143 as at February 28, 2014). Of this sum, an amount of $38,963 ($55,281 as at February 28, 2014) is related to bonds and results from changes in market interest rates and not to deterioration in the creditworthiness of issuers. The balance of $188,782 ($109,862 as at February 28, 2014) related to common shares is mainly explained by fluctuations of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It assesses that the gross unrealized losses are not significant or prolonged.

The total interest income for financial assets that are not classified as at fair value through profit or loss for the three-month and nine-month periods ended November 30, 2014 is $170,000 and $516,000 ($173,000 and $515,000 for the three-month and nine-month periods ended November 30, 2013).

14	Cash flows

Items not affecting cash	Three-Month Periods		Nine-Month Periods
	Ended November 30,		Ended November 30,
	2014	2013	2014	2013
	$	$	$	$
Related to financing activities:

Share issue expenses included in accounts payable and accrued liabilities	132,000	-	132,000	-

Related to investing activities:

Acquisition of mining properties and exploration costs included in accounts payable and accrued liabilities	265,083	144,636	265,083	144,636
Non-refundable tax credit applied against mining properties	-	-	-	122,683
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	-	1,438	-	1,438

(16)

Virginia Mines Inc.
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
For the three-month and nine-month periods ended November 30, 2014 and 2013

(expressed in Canadian dollars)

15	Commitments

The Company is committed to incurring exploration expenses of $8,005,585 by December 31, 2014 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on January 16, 2013 and March 20, 2013. As at November 30, 2014, the Company has fulfilled its commitment regarding the exploration expenses.

The Company is also committed to incurring exploration expenses of $8,480,016 by December 31, 2015 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on March 7, 2014. As at November 30, 2014, the Company spent $2,608,882 according to this commitment.

16	Subsequent event

On January 12, 2015, the Company held a special meeting of shareholders during which shareholders were asked to vote upon special resolution whereby Osisko will acquire all of the outstanding common shares in the capital of the Company and result in the Company becoming a wholly-owned subsidiary of Osisko. The special resolution was approved by 99.36% of the shareholders of the Company and 77.60% of all issued and outstanding shares were voted.

Also on January 12, 2015, Osisko held a special meeting of shareholders to approve the issuance of common shares of Osisko in connection with the acquisition of the Company. The resolution was approved by 99.91% of the shareholders of Osisko and 80.00% of all issued and outstanding shares were voted.

Completion of the transaction remains subject to, among other things, the final approval of the Superior Court of Quebec. The hearing for the final court order to approve the transaction is scheduled to take place on January 15, 2015 at the Quebec City Courthouse or as soon thereafter as counsel for the Company may be heared. Assumed that all approvals are obtained, Osisko and the Company currently anticipate the closing of the transaction to occur around mid-February 2015.

(17)